For Immediate Release

NORSAT ANNOUNCES 2013 FIRST QUARTER FINANCIAL RESULTS

Company posts EBITDA of $0.8 million and Revenue of $8.4 million

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Conference Call Details

Norsat will host a conference call today, May 8, 2013, at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2013 first quarter financial results. To access the conference call, please dial toll-free 1-888-396-8049 or 416-764-8646. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Vancouver, British Columbia – May 8, 2013 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, today reported financial results for the first quarter ended March 31, 2013. Norsat serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

($000’s) except per share amounts	Three months ended Mar 31
	2013	2012	Change	Change
	$	$	$	%

Revenue	8,354	10,409	(2,055)	(20%)
Gross profit	3,362	4,558	(1,196)	(26%)
Gross profit %	40%	44%	(4%)
EBITDA (1)	797	1,156	(359)	(31%)
Net earnings from continuing operations	412	556	(144)
Net loss from discontinued operations	-	(38)	38	100%
Net earnings for the period	412	518	(106)	(20%)
Net earnings per share – basic and diluted	0.01	0.01	-	-

Weighted average common shares outstanding
Basic	58,037	58,317
Diluted	58,113	58,343

(1) EBITDA is a Non-IFRS Measure that is defined in the 2012 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

First Quarter 2013 Overview

•	On March 28, 2013, Norsat was awarded a Cdn$13.3 million repayable contribution from the Canadian Government’s Strategic Aerospace and Defence Initiative (“SADI”) for research and development
•	First quarter revenue was $8.4 million, compared to $10.4 million during the same period in 2012
•	Gross margin was 40%, compared to 44% in Q1 2012
•	EBITDA was $0.8 million, compared to $1.2 million in Q1 2012

“The first quarter of 2013 was a challenging period with sales negatively affected by the US government’s budget sequestration and by ongoing economic uncertainty in some of our markets,” said Dr. Amiee Chan, President and CEO of Norsat. “Total first quarter sales declined to $8.4 million, from $10.4 million a year ago, reflecting moves by customers to cut back inventory levels and delay programs.”

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“In light of the more constrained market conditions, we maintained strict cost discipline across our operations and were successful in decreasing total expenses, net of government funding, by $0.8 million, or 22%, in the first quarter. This, in turn, helped us maintain positive first quarter EBITDA results. We also continued to pursue our strategy of broadening our portfolio of products and services, while diversifying our customer base as we responded to changes in our traditional markets.”

“I am pleased to report that we boosted our R&D program with the award of a Cdn$13.3 million repayable contribution from the Canadian Government’s Strategic Aerospace and Defence Initiative. This contribution will enhance our strategic research and development program going forward and will help maintain our leadership position in the development of innovative new products and technologies. Norsat has a long history of excellence in research and development and the contribution from SADI ensures that we will remain at the forefront of communications technology development.”

“Subsequent to the quarter end, on April 16, 2013, we also closed a definitive agreement to acquire a US-based satellite communication systems business. Norsat paid US$530,170 and financed the transaction with cash from operations. This is an exciting development that advances our core business by augmenting our product portfolio and enhancing intellectual property (IP) for our Satellite Solutions and Microwave business unit. Strategically, the acquisition is consistent with our ongoing growth strategy. Through it, we will broaden the products, services and solutions we can provide to customers. The expanded sales team, together with the larger product and services portfolio it brings, will also enable us to address new market opportunities in the US and around the world. Accordingly, we believe the acquisition will create strong value for shareholders,” said Dr. Chan.

Financial Review

For the three months ended March 31, 2013

For the three months ended March 31, 2013, Norsat recorded total sales of $8.4 million, compared to $10.4 million in Q1 2012.

Sales from the Sinclair Technologies segment were $5.6 million, compared to $6.2 million in Q1 last year. In the first half of the year in 2012, our Sinclair Technologies segment experienced stronger-than-normal demand for its products, especially in the safety and transportation sectors.

First quarter Satellite Solutions sales were $1.4 million, compared to $2.1 million last year. Sales were impacted by the US government’s budget sequestration, which resulted in reduced military ordering of satellite equipment and services. In addition, Q1 2012 results benefitted from approximately $0.2 million in certain service revenues related to the NATO and FNESS contracts, which were not present in Q1 2013 results. Other service revenues were also $0.2 million lower year-over-year, due to the expiry of warranties and post-service contracts.

Microwave Products sales were significantly impacted by the US sequestration, with first quarter sales declining to $1.4 million, from $2.1 million in 2012.

On a consolidated basis, first quarter gross margin percentages were 40%, compared to 44% in Q1 2012. Our Sinclair and Microwave Products segments maintained healthy gross margins of 43% and 42%, respectively. However gross margins from the Satellite Solutions segment were 29%, compared to 41% in Q1 2012. The change in Satellite Solutions gross margins reflects the commencement of the accrual for SADI royalties and a greater proportion of lower-margin revenues in the mix especially related to airtime and lower margins on certain products and services sold.

For the three months ended March 31, 2013, total expenses decreased to $3.0 million, from $3.8 million in Q1 2012. First quarter selling and distributing expenses decreased to $1.6 million, from $1.7 million in 2012, reflecting reduced sales commissions as a result of the lower sales volumes. General and administrative expenses decreased to $1.0 million, from $1.5 million last year. The reduction in G&A expenses reflects the absence of approximately $0.3 million in severance costs paid in Q1 last year for the former president of Sinclair, together with other employee-related cost savings.

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First quarter net product development expenses decreased by $0.3 million, to $0.3 million. This reflects a $0.4 million increase in recovery from government contributions, offset by a $0.1 million increase in direct expenses for ongoing product development.

On March 28, 2013, Norsat secured a new repayable government contribution under the SADI program, enabling the Company to claim eligible costs incurred between July 27, 2012 through December 31, 2017. The timing of the award meant that over two quarters worth of government contributions were recorded in Q1 of this year, compared to just one in the first quarter of 2012.

First quarter earnings before income taxes were $0.4 million compared to $0.8 million last year, reflecting the lower gross profit and gross profit margins.

As a result of the reorganization of Norsat’s legal structure in 2012, net income tax recovery for the first quarter of 2013 was $9,117 compared to net income tax expense of $0.2 million during the same period last year.

First quarter net earnings from continuing operations were $0.4 million compared to $0.6 in 2012.

First quarter net earnings were $0.4 million, or $0.01 per share, basic and diluted, compared to $0.5 million, or $0.01 per share, basic and diluted in 2012.

EBITDA for the three months ended March 31, 2013 was $0.8 million, compared to $1.2 million in the first quarter of 2012. The change in EBITDA reflects the lower gross profit contributions, partially offset by the $0.8 million reduction in total expenses.

Financial Position

Norsat ended the first quarter with cash and cash equivalents of $2.5 million, compared to $5.1 million as at December 31, 2012. In connection with its acquisition of Sinclair in January 2011, the Company secured and was funded a non-revolving acquisition loan of $12.0 million. As of May 7, 2013, the loan balance had been paid down to $6.0 million and Norsat was in compliance with its bank covenants.

During the first quarter of 2013, the Company paid a total of $0.4 million to the sellers of Sinclair as part of the purchase consideration. This amount represented $50% principal, plus accumulated interest, on the promissory note outstanding.

The Company also has access to undrawn credit facilities totaling $4.7 million as at March 31, 2013 and May 7, 2013.

Working capital as at March 31, 2013 was $8.2 million, compared to $7.5 million at December 31, 2012. The current ratio as at March 31, 2013 was 1.7 times, compared to 1.5 times as at December 31, 2012.

Outlook

As a result of the US government budget sequestration and ongoing economic uncertainties, the Company continues to see some softness across all of our segments.

Accordingly, Norsat will continue its successful diversification activities including broadening our product portfolio and expanding our customer base on a geographic and market sector basis, with a focus on militaries beyond the US, as well as the commercial, resource, transportation and public safety segments and look to close on additional revenue opportunities.

The Company’s recent acquisition of a US-based satellite communications business is another testament to that strategy, and the Company is working quickly towards integrating the new product lines and services into our existing operations and realizing synergies. The Company expects the acquisition to add modest revenues in 2013 and be accretive to shareholders in a short time.

The current global economic uncertainties, coupled with our strong financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. Norsat will continue to actively pursue merger and acquisition opportunities; however, the Company will not undertake any transaction unless it meets strict criteria to provide strong value, furthers our strategic objectives and has the potential to be accretive to shareholders.

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The Company also will continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. Norsat continues to evaluate strategic opportunities that will improve our overall operating and financial performance.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and at www.sedar.com.

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Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	March 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$ 2,477,295	$ 5,053,445
Short term investments	-	-
Trade and other receivables	7,265,875	7,093,169
Contract work in progress	-	-
Inventories	9,168,151	9,039,415
Prepaid expenses and other	575,986	624,025
Current assets	19,487,307	21,810,054
Non-current assets
Property and equipment, net	854,652	941,352
Intangible assets, net	8,157,193	8,544,267
Goodwill	5,275,466	5,388,501
Long-term prepaid expenses and other	9,340	26,295
Deferred income tax assets	4,172,000	4,172,000
Non-current assets	18,468,651	19,072,415
Total assets	$ 37,955,958	$ 40,882,469

LIABILITIES
Current liabilities
Trade and other payables	$ 1,741,178	$ 2,340,985
Accrued liabilities	2,297,609	3,482,535
Provisions	396,134	385,950
Promissory note payable	362,500	693,129
Taxes payable	203,225	174,939
Deferred revenue	191,263	231,068
Current liabilities before acquisition loan	5,191,909	7,308,606
Acquisition loan	6,137,409	6,953,255
Current liabilities	11,329,318	14,261,861
Non-current liabilities
Long-term deferred revenue	7,728	22,344
Deferred income tax liabilities	2,259,494	2,364,702
Non-current liabilities	2,267,222	2,387,046
Total liabilities	13,596,540	16,648,907

SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(131,474)	(131,474)
Contributed surplus	4,131,907	4,041,715
Accumulated other comprehensive income	(125,009)	251,826
Deficit	(19,366,654)	(19,779,153)
Total shareholders' equity	24,359,418	24,233,562
Total liabilities and shareholders' equity	$ 37,955,958	$ 40,882,469

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Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Three months ended March 31
	2013	2012

Revenue	$ 8,353,654	$ 10,408,596
Cost of sales	4,991,511	5,850,758
Gross profit	3,362,143	4,557,838

Expenses:
Selling and distributing expenses	1,589,491	1,737,434
General and administrative expenses	1,029,777	1,477,104
Product development expenses, gross	878,398	789,741
Less: Government contributions	(625,713)	(260,205)
	2,871,953	3,744,074
Earnings before other expenses	490,190	813,764

Loss on disposal of property and equipment	8,367	15,016
Interest and bank charges	126,754	148,166
Impairment of assets	-	-
Gain on foreign exchange	(48,313)	(111,441)
Earnings before income taxes	403,382	762,023

Current income tax expense	59,535	276,668
Deferred income recovery	(68,652)	(70,361)
Net earnings for the period from continuing	412,499	555,716
operations

Net loss for the period from discontinued
operations	-	(38,045)
Net earnings for the period	$ 412,499	$ 517,671

Other comprehensive income
Exchange differences on translation of operations
in currencies other than US Dollars	(376,835)	172,803
Total comprehensive income for the period	$ 35,664	$ 690,474

Net earnings (loss) per share
Basic earnings (loss) per share
Earnings from continuing operations	$ 0.01	$ 0.01
Earnings (loss) from discontinued operations	$ -	$ (0.00)
Total	$ 0.01	$ 0.01
Diluted earnings (loss) per share
Earnings from continuing operations	$ 0.01	$ 0.01
Earnings (loss) from discontinued operations	$ -	$ (0.00)
Total	$ 0.01	$ 0.01

Weighted average number of shares outstanding
Basic	58,036,732	58,316,532
Diluted	58,113,477	58,343,257

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Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

	Three months ended March 31
	2013	2012

Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings for the period	$ 412,499	$ 517,671
Income taxes paid	-	(579,304)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization	332,334	359,858
Foreign exchange gain	(48,313)	(224,801)
Loan acquisition cost amortization	6,787	6,725
Loss on disposal of property and equipment	8,367	15,016
Gain on sale of subsidiary	-	-
Impairment of assets	-	-
Current income tax expense	59,535	276,668
Deferred income tax recovery	(68,652)	(70,361)
Share-based payments	90,192	51,850
Accretion of promissory notes	31,871	27,774
Government contribution	(650,887)	(302,653)
Changes in non-cash working capital	(1,642,964)	(1,259,991)
Net cash flows used in operating actitivies	(1,469,231)	(1,181,548)

Investing activities:
Purchase of intangible assets, property and equipment	(36,164)	(191,113)
Proceeds from government contributions
for acquisition of property and equipment	-	260,214
Proceeds from sale of property and equipment	4,200	42,390
Redemption of short-term investment	-	38,212
Proceeds from sale of subsidiary	13,583	-
Acquisition of subsidiary, net of cash acquired	-	-
Net cash flows (used in) provided by investing activities	(18,381)	149,703

Financing activities:
Repayment of acquisition loan	(750,000)	(600,000)
Payment of promissory note	(362,500)	-
Proceeds from government contributions	61,094	393,727
Purchase of treasury shares	-	-
Proceeds from acquisition loan	-	-
Proceeds from shares issued under ESOP,
net of share issuance costs	-	-
Repurchase of common shares and related fees	-	-
Proceeds from exercising warrants and options	-	-
Net cash flows used in financing activities	(1,051,406)	(206,273)

Effect of foreign currency translation on
cash and cash equivalents	(37,132)	56,861
Decrease in cash and cash equivalents	(2,576,150)	(1,181,257)
Cash and cash equivalents, beginning of period	5,053,445	4,192,875
Cash and cash equivalents, end of period	$ 2,477,295	$ 3,011,618

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About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward-Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

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